Exhibit 99.5

For Immediate Release	May 30, 2008

Hawthorne Intends to File Form 15F to Terminate SEC Registration and Reporting Obligation

Hawthorne Gold Corp. ("Hawthorne" or the “Company”) (TSX-V: HGC; WKN: A0M55U) announces that it intends to file a Form 15F with the United States Securities and Exchange Commission (“SEC”) to voluntarily  terminate the registration of its common shares under Section 12(g) as well as its reporting obligations under Sections 13(a) and 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company succeeded to the reporting responsibilities of Cusac Gold Mines Ltd. as a result of the merger of the two companies in April 2008. Upon the filing of the Form 15F, the Company’s reporting obligations under the Exchange Act will be suspended immediately and will terminate no more than 90 days after the filing, barring any objections from the SEC.

The Company’s board of directors decided to terminate the registration to reduce the administrative workload and costs associated with meeting specific SEC reporting requirements under the Exchange Act, which are in addition to the Company’s reporting obligations under Canadian law.

The Company’s shares will continue to be listed and trade on the TSX Venture Exchange (“TSX-V”) under the symbol “HGC”. As a TSX-V listed reporting issuer, the Company will continue to file its continuous disclosure documents with the applicable Canadian securities regulators. Company filings can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

About Hawthorne Gold Corp.

Hawthorne Gold Corp. is a Canadian-based gold exploration and development company with key properties located in British Columbia, Canada. Hawthorne is led by well-respected mining leaders Richard Barclay and Michael Beley together with mining veteran Michael Redfearn. Hawthorne’s goal is to become a junior gold producer through planned production at Table Mountain in 2009 and continued resource development at the Frasergold and Taurus deposits.

For more information on Hawthorne, contact Todd Hanas toll free at 1-866-869-8072 or the Company at (604) 629-1505 or toll free at 1-888-629-1505, or you can visit Hawthorne’s website at www.hawthornegold.com.

ON BEHALF OF HAWTHORNE GOLD CORP.

"Richard J. Barclay"

President & CEO

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission. This news release should not be construed as an offer to buy or sell securities of this company. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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Suite 1818, 701 West Georgia Street, Vancouver, BC, V7Y 1C6

T. 604.629.1505  F. 604.629.0923  Toll Free. 888.629.1505  www.hawthornegold.com